UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 10)

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,311,480,600.00	$399,675

*

The calculation of the Transaction Valuation is based on 60,385,084 Shares outstanding as of October 29, 2021, as disclosed by Southwest Gas Holdings, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation reflects the product of (A) 57,486,408, which is the total number of shares of common stock, $1.00 par value per share, of Southwest Gas Holdings, Inc. outstanding (the “Shares”), which are not beneficially owned by affiliates of IEP Utility Holdings LLC (calculated as the difference between 60,385,084, the total number of outstanding Shares, and 2,898,676, the number of Shares that are beneficially owned by affiliates of IEP Utility Holdings LLC) and (B) $75.00, which is the per Share tender offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the SEC, by multiplying the Transaction Valuation by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$399,675	Filing Party:	IEP Utility Holdings LLC
Form of Registration No.:	Schedule TO	Date Filed:	October 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 10 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), to purchase any and all of the issued and outstanding shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Company” or “Southwest Gas”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $75.00 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2021 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), and the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”, which, together with the Offer to Purchase, the Letter of Transmittal and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”), copies of which were previously filed with the Schedule TO.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 11

The information set forth in Section 18 of the Offer to Purchase, entitled “Legal Proceedings,” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following disclosure at the end of Section 18:

“Certain Litigation Matters. On November 29, 2021, Plaintiffs Icahn Partners LP and Icahn Partners Master Fund LP, affiliates of the Offeror, filed a Verified Complaint for Injunctive and Declaratory Relief (the “Complaint”) against defendants John P. Hester, Michael J. Melarkey, Robert L. Boughner, Jose A. Cardenas, Stephen C. Comer, Jane Lewis-Raymond, Anne L. Mariucci, A. Randall Thoman, Thomas A. Thomas, Leslie T. Thornton (the “Director Defendants”), and SWX (collectively with the Director Defendants, “Defendants”). The Complaint was originally filed under seal. A publicly available copy was filed on December 2, 2021.

The Complaint alleges that the Defendants have taken a series of unfair and unlawful actions designed to thwart Plaintiffs’ proxy campaign to replace the ten members of the Company’s board with ten nominees proposed by Plaintiff Icahn Partners LP (which we refer to as the “Icahn Slate”) and rig the upcoming election in favor of the Company’s incumbent directors. Among other actions, the Complaint alleges that the Defendants are planning to imminently sell discounted Shares to friendly parties for the purpose of interfering with Plaintiffs’ proxy campaign. The Complaint also alleges that the Director Defendants have improperly rejected Plaintiff Icahn Partners LP’s proposal to call a special meeting of stockholders (the “Special Meeting Proposal”) without explanation and that the Director Defendants seek to impede Plaintiffs’ proxy campaign by refusing to take action to ensure that the election of the Icahn Slate will not constitute a change in control and thus trigger an event of default in certain of the Company’s credit agreements and debt instruments (the “Proxy Puts”).

The Complaint asserts seven causes of action. Count I asserts a claim for breach of fiduciary duty and seeks injunctive relief prohibiting the sale of Company stock to parties friendly to the Company’s incumbent directors. Count II asserts a claim for breach of fiduciary duty and seeks injunctive relief prohibiting the sale of underpriced Shares. Count III asserts a claim for a declaratory judgment that the sale of Shares to friendly parties or at less than $75 per Share would constitute a breach of fiduciary duty. Count IV asserts a claim for breach of fiduciary duty and seeks injunctive relief barring Defendants from preventing a stockholder vote on the Special Meeting Proposal. Count V asserts a claim for a declaratory judgment that the Special Meeting Proposal complied with all requirements and that the rejection of the Special Meeting Proposal and the failure to explain the basis for the rejection constitute breaches of fiduciary duty. Count VI asserts a claim for breach of fiduciary duty and seeks injunctive relief concerning Defendants’ refusal to approve the Icahn Slate to avoid triggering the Proxy Puts. Finally, Count VII asserts a claim for a declaratory judgment that Defendants’ refusal to approve the Icahn Slate to avoid triggering the Proxy Puts constitutes a breach of fiduciary duty. The Complaint also seeks an award of reasonable attorneys’ fees and costs and such other relief as is just and equitable.

In connection with the Complaint, on November 29, 2021, Plaintiffs also filed a motion for temporary restraining order enjoining Defendants from selling Shares at a price below $75 per Share or to parties believed to be friendly to the incumbent Company directors. No hearing has yet been scheduled on this motion.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Exhibit

(a)(1)(S)	Icahn Partners LP, et al. v. Hester et al., Delaware Court of Chancery Case No. 2021-1031-KSJM

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2021	IEP UTILITY HOLDINGS LLC

	By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

ICAHN ENTERPRISES L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Irene March
Name:	Irene March
Title:	Vice President

/s/ Carl C. Icahn
Carl C. Icahn